UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35049 / November 15, 2023

In the Matter of

26NORTH BDC, INC
26NORTH DIRECT LENDING, LP
26NORTH DIRECT LENDING II LP
TIDAL NOTES ISSUER LLC
GEMINI NOTES ISSUER LLC
JORDAN NOTES ISSUER LLC
RIPPLE NOTES ISSUER LLC
CHESTNUT NOTES ISSUER LLC and
ELEMENT NOTES ISSUER LLC

600 Madison Avenue
26th Floor
New York, NY 10022

(File No. 812-15398)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

26North BDC, Inc., et al. filed an application on October 10, 2022, and amendments on February
2, 2023 and August 2, 2023, requesting an order under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. The order would permit certain business development companies and registered closed-
end management investment companies (collectively, the "Regulated Funds") to co-invest in
portfolio companies with each other and with certain affiliated investment entities.

On October 24, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 35036). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by 26North BDC, Inc., et al. (File No. 812-15398) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.